Exhibit 99.1

MATERIAL FACT

DUAL LISTING APPROVED BY JBS SHAREHOLDERS

JBS S.A. (“JBS S.A.” or “Company” – B3: JBSS3; OTCQX: JBSAY), pursuant to the provisions of article 157, paragraph 4 of Law No. 6,404/76, as amended (“Corporation Law”), and pursuant to the provisions of the regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (“CVM”), especially CVM Resolution No. 44/2001 (“CVM Resolution 44”) and CVM Resolution No. 78/2002 (“CVM Resolution 78”), in complementation to the material facts disclosed on July 12, 2023, September 4, 2023, on March 17, 2025 and on April 22, 2025, pursuant to which information regarding JBS S.A.’s intention to promote the dual listing of its shares on the stock exchange on Brazil and on the United States of America, informs to its shareholders and to the market that the corporate approvals necessary for the realization of the Dual Listing (as defined below) were obtained at the Company’s Extraordinary General Meeting held on this date (“EGM”).

As disclosed in the abovementioned material fact, JBS S.A. wishes to promote a simultaneous dual listing in Brazil and in the United States, having as vehicle JBS N.V.1, an entity incorporated under the laws of the Netherlands (“JBS N.V.”), which will obtain registration as a foreign issuer with the CVM in order to have Brazilian Depositary Receipts – Level II BDRs admitted to trading on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), representing its Class A Shares (as defined below) and will be registered as a foreign issuer (Foreign Private Issuer – FPI) with the Securities and Exchange Commission (“SEC”) in order to have its Class A Shares admitted to trading on the New York Stock Exchange (“NYSE”), resulting in the cessation of trading JBS S.A. common shares on the B3’s Novo Mercado listing segment (“Dual Listing”).

Also on this date, the Dual Listing was approved at the Extraordinary General Meeting of JBS Participações S.A. (“JBS Participações”).

[1]

JBS N.V. currently operates under the name JBS B.V. and will, prior to completion of the transaction, have its current corporate form of a private limited liability company (Besloten Vennootschap - BV) converted into a public limited liability company under the Dutch law (Naamloze Venootschap - NV).

The conclusion of the proposed transaction is subject to the following relevant conditions, previously to the completion of the Dual Listing (“Conditions of Completion”):

(a)	approval of the Class A Shares for listing on the NYSE; and

(b)	approval of the Sponsored Level II BDR Program by the CVM and admission for listing of the BDRs by B3 (and, as a condition for such approvals, registration of JBS N.V. as a foreign issuer by the CVM).

Such Completion Conditions cannot be waived.

If the Completion Conditions are not satisfied, the Dual Listing will not be carried out, and the resolutions passed and/or acts carried out within the scope of the Dual Listing will be null and void, and JBS S.A., JBS Participações and JBS N.V. will maintain the status quo ante.

I.	PROPOSAL OF THE DUAL LISTING

The Dual Listing will be carried out through the merger, by JBS Participações, of all shares issued by JBS S.A. not held by JBS Participações on the date of its implementation (“Merger of Shares”), having as consideration the delivery to JBS S.A. shareholders (except JBS Participações), on the date of completion of the transaction, of 1 (one) mandatorily redeemable preferred share issued by JBS Participações (“Redeemable Shares”) for every 2 (two) JBS S.A. shares (“Exchange Ratio”), which will be immediately redeemed upon delivery of 1 (one) securities deposit certificates—Level II BDRs for each Redeemable Share, backed by 1 (one) Class A Shares issued by JBS N.V. (“BDRs”).

1.1.	Stages of Dual Listing

1.1.1. First Stage: As a first stage of the Dual Listing, JBS N.V. will become the indirect controlling shareholder of JBS S.A., through of the following transactions, implemented in two steps (the “Controlling Shareholders Contributions”):

(a)	First step, already concluded in December 2023:

(i)

J&F S.A. (formerly known as J&F Investimentos S.A.), a privately-held company organized under the laws of Brazil (“J&F”) and Fundo de Investimento em Participações em Cadeias Produtivas Agroindustriais – FIP FIAGRO Formosa - Investimento no Exterior, an investment fund organized in Brazil indirectly held by J&F (“FIP Formosa” and, together with J&F, the “Controlling Shareholders”) subscribed a JBS Participações capital increase through the compromise to pay in such capital increase with the contribution of all of its JBS S.A. shares. J&F compromised to contribute all of the JBS S.A. shares held by it, of which 369,918,510 were already contributed and FIP Formoso compromised to contribute and already contributed all of its 180,010,329 shares. J&F and FIP Formosa received, in exchange, JBS Participações Shares;

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(ii)

immediately thereafter, J&F and FIP Formosa contributed all of the received JBS Participações shares, pursuant to the step above, to J&F Investments Luxembourg S.à.r.l, a private limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg (“LuxCo”);

(iii)	immediately thereafter, LuxCo contributed all of the aforementioned JBS Participações shares to JBS N.V.

(b)	Second step:

(i)	J&F will contribute its remaining JBS S.A. common shares (totaling 522,224,559 JBS S.A. shares) to JBS Participações as payment for the already issued and subscribed shares;

(ii)	immediately thereafter, J&F will contribute and transfer the aforementioned paid shares of JBS Participações to LuxCo; and

(iii)	immediately thereafter, LuxCo will contribute and transfer all such shares of JBS Participações to JBS N.V.

On this Date, as a result of the first step of the Controlling Shareholders Contributions:

(a)	J&F and JBS Participações are the direct controlling shareholders of JBS S.A.;

(b)	J&F indirectly own 100% of the capital stock of JBS Participações; and

(c)	Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista indirectly own 100% of the capital stock of J&F.

Following the completion of the second step of the Controlling Shareholders Contributions, and immediately before the second stage described below, it is expected that:

(a)	Luxco would hold 241.234.515 Class A Shares and 294.842.184 Class B Shares (as defined below) issued by JBS N.V.;

(b)	JBS N.V. would, through JBS Participações, hold the common shares issued by JBS S.A. currently held directly by J&F; and

(c)	JBS N.V. would become the indirect controlling shareholder of JBS S.A.

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The Controlling Shareholders Contributions are subject to the same exchange ratio that will be applied to JBS S.A.’s non-controlling shareholders pursuant to the Merger of Shares and Redemption (as defined below).

However, since the capital structure of JBS N.V. will differ from JBS S.A. capital structure, as a result of the different classes of shares of JBS N.V., the voting power of the Controlling Shareholders (indirectly, through LuxCo) may increase compared to the current voting power they have on JBS S.A., depending on the number of Class A Shares that will be converted into Class B Shares by the non-controlling shareholders during the Class A Conversion Period (as defined below).

1.1.2. Second Stage: The second stage of the Dual Listing, will result in the receipt (a) by JBS S.A. shareholders on the last trading day of its JBS S.A. shares on the B3 (“Last Trading Day”), except for JBS Participações (“JBS S.A. Shareholders”) of Class A Shares in the form of BDRs; and (b) the Cash Dividend (as defined below) by JBS S.A. shareholders at the closing of the B3 trading session on May 23, 2025. In the case of holders of American Depositary Receipts2 that represents JBS S.A. common shares (“ADR Holders” and “ADRs”, respectively), they will receive Class A Shares through cancelling BDRs, which will be done directly by the ADR Depositary Bank (as defined below) after the Redemption (as defined below).

Each JBS S.A. Shareholder will receive, after the conclusion of the first step, 1 (one) BDR for every 2 (two) JBS S.A. common shares it holds, provided that every BDR will correspond to 1 (one) JBS N.V. Class A Share.

JBS S.A. Shareholders will receiving the same economic interest in the total capital of JBS N.V. as such JBS S.A. Shareholder or ADS Holders had in JBS S.A. on the Last Trading Day, except for the effect of the sale of any fractional JBS N.V. BDRs resulting from the Merger of Shares and the Redemption and the issuance or transfer of Class A Shares to certain members of senior management as a performance bonus for the successful completion of the Dual Listing.

The second stage will include the following steps:

(i)

Merger of Shares. The merger, by JBS Participações, of all shares issued by JBS S.A., at their book value. In exchange, JBS Participações will issue, in favor of JBS S.A. Shareholders[3], 1 (one) Redeemable Share for every 2 (two) JBS S.A. common shares held by such JBS S.A. Shareholder. Thus, after the implementation of the Dual Listing, JBS S.A. will become a wholly owned subsidiary of JBS Participações.

[2]	The ADRs each represent two common shares of JBS S.A.
[3]	Including the depositary bank of the ADRs, The Bank of New York Mellon (“ADR Depositary Bank”)

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(ii)

Redemption. Immediately after and on the same date of the Merger of Shares, JBS Participações will redeem all the Redeemable Shares (“Redemption”) upon delivery, to each of their holders[4], of 1 (one) BDR for every 1 (one) Redeemable Share. If any holder of BDRs wishes to hold Class A Shares directly, the respective holder of BDRs must take the necessary steps to cancel their BDRs by providing instructions to the B3 through their respective custody agents. In order to receive Class A Shares, shareholders must open an account with a brokerage firm accredited in the United States.

(iii)

Cash Dividend. The EGM resolved on the declaration of dividends, in favor of all holders of JBS S.A. shares on the EGM date[5], in the amount of R$1.00 (one real) per share, totaling the amount of R$2,218,116,370 (two billion, two hundred and eighteen million, one hundred and sixteen thousand, three hundred and seventy reais) (“Cash Dividend”). The Cash Dividend shall be paid on a date to be disclosed in due course by the Company’s management. The Cash Dividend declared to JBS Participações will be fully transferred to the Controlling Shareholders.

After the effective date of the Meger of Shares and the Redemption:

(a) a holder of Class A Shares may deposit their Class A Shares before the depositary bank of the JBS N.V. BDR Program (as defined below) and receive BDRs; and

(i)	a holder of BDRs may cancel its BDRs and receive its underlying Class A Shares;

Excluding the Cash Dividend, no additional consideration in cash or in kind will be paid to JBS S.A. shareholders or ADR Holders in connection to the Dual Listing.

1.2.	Regulatory Approvals

On December 27, 2024, JBS N.V. has requested its registration as a foreign issuer in Brazil and registration of the “Sponsored Level II BDR Program” with the CVM and the B3 (“BDR Program”).

Once the registration as a foreign issuer in Brasil before CVM and B3 is obtained, JBS N.V. will be required to comply with certain disclosure requirements set forth in the Brazilian regulations, including the annual filing of the reference form (Formulário de Referência), a document which contains financial, legal and operation information about the company, provide quarterly financial information and disclosing material events.

[4]

Including the ADR Depositary Bank. The ADR Depositary Bank will proceed with the immediate cancellation of the BDRs it receives as a result of the Redemption, so that the Class A Shares corresponding to the BDRs are delivered to the ADR Holders, provided that the fees due to the ADR Depositary Bank for this transaction will be paid by JBS S.A. on behalf of the ADR Holders.

[5]	The Cash Dividend will be paid to the ADR Holders on a cut-off date to be established by the ADR Depositary Bank, which may be the date of the EGM or a later date.

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JBS S.A. shareholders may trade in their shares issued by JBS S.A. until effective implementation of the Dual Listing, when they receive the respective BDRs that it is entitled to. The date of implementation of the Dual Listing will be informed to the market in due course.

II.	TREATMENT OF FRACTION OF SHARES

After the date of conclusion of the Dual Listing, any fractional BDRs of JBS N.V. attributed to JBS S.A. Shareholders after the implementation of the Merger of Shares and the Redemption will be grouped into whole numbers and sold on the open market managed by B3.

The net proceeds from the sale of fractional BDRs will be distributed on a pro rata basis to the respective shareholders that hold fractional BDRs by virtue of contributing an odd number of JBS S.A. common shares on the Merger of Shares.

Considering that each 1 (one) ADR represents 2 (two) JBS S.A. common shares, which is the same exchange ratio used in the Dual Listing, no fractional BDRs will be attributed to the ADR Depositary Bank on behalf of the ADR Holders.

III.	WITHDRAWAL RIGHTS AND APPRAISAL AND REIMBURSEMENT AMOUNT

The Merger of Shares will not entitle the shareholders of JBS S.A. to withdrawal rights, considering that the shares of JBS S.A. have liquidity and dispersion, pursuant to article 252, §2º, combined with article 137, II, of the Brazilian Corporate Law and CVM regulations.

IV.	OTHER RELEVANT INFORMATION

4.1. Term for completion of the Dual Listing

Completion of the Dual Listing depends on various factors beyond the control of JBS N.V., JBS Participações and JBS S.A., and it is not possible to precisely estimate if and when the Dual Listing will be completed. However, JBS S.A., JBS Participações and JBS N.V. will endeavor efforts to complete the Dual Listing in the shortest term possible.

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Below is a tentative schedule and estimate of the completion of the Dual Listing, as of the present date:

Stage	Date	Act
1	05/23/2025	Date of realization of the EGM and approval of the Dual Listing

2	05/30/2025	Expected date of granting of registration as foreign issuer of JBS N.V. by CVM and approval of the Level II BDR Program Sponsored by CVM and admission to trading of BDRs by B3

3	06/06/2025	Last day of trading on B3 of JBS S.A. shares. Completion of the Dual Listing – Implementation of the Merger of Shares and the Redemption

4	06/09/2025	BDR trading start date on B3.

5	06/10/06/2025	Calculation of fractions of shares

6	06/11/2025

Date of delivery of the BDRs (date on which the BDRs will appear in the shareholders’ statements)

Date from which shareholders can request the undoing of BDRs

Estimated date from which Class A Shares (NYSE: JBS) will be delivered in favor of shareholders who have requested the undoing of the BDRs before 1:00 p.m. of the same day

Date for confirmation of information never plural on the acquisition cost of the Shares by Non-Resident Investors

7	06/12/2025	Estimated date of the start of trading of Class A Shares on the NYSE

8	06/16/2025	Estimated date of payment of the Cash Dividend

10	On or after 06/16/2025	Fractions of Shares Auction

4.2.	Taxation

Any gains obtained by shareholders under the Dual Listing may be subject to the levy of income tax and other taxes, according to the rules applicable to each investor category. Such taxation may result from the difference between the average cost of acquisition of the shares of JBS S.A. by each investor and the book value of the JBS S.A. share on December 31, 2024, of R$20,19, which will be the amount considered for purposes of implementation of the Merger of Shares. The tax treatment and implication vary significantly according to the type of investor (investment fund, individual, legal entity), its nationality (Brazilian or foreign), legal domicile and any exemptions available. Each investor will consult its advisors on the applicable taxation and be liable for paying the applicable taxes, provided that the law does not attribute the liability to withhold and pay taxes to the other party.

JBS will have the right, as applicable, to withhold a portion of the Cash Dividend due to non-resident shareholders of JBS S.A. for the purposes of complying with JBS Participações tax withholding obligations arising from the Dual Listing.

(i) Resident Investors

Gains earned by JBS Shareholders who are resident in Brazil, including individuals and legal entities, investment funds and other entities, as a result of the Dual Listing may be subject to the incidence of income tax and other taxes, acknowledged and agreed with the legal and regulatory rules applicable to each category of investor, and these investors must consult their advisors about taxation and be directly responsible for the eventual payment of taxes potentially applicable.

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(ii) Non-Resident Investors

As for JBS Shareholders who are not resident in Brazil, due to JBS Participações tax obligations, it may withhold the Withold Income Tax (“IRRF”) due to capital gains pursuant to the legal and regulatory rules applicable to each investor, as described below. The capital gain will correspond to the positive difference, if any, between (i) the amount of the Redemption after the Merger of Shares (of R$20,19); and (ii) the acquisition cost of JBS S.A. shares. The IRRF eventually withheld and collected by JBS Participações will be deducted from the amounts owed to these shareholders, it is the shareholders obligation to provide information on the amounts related to the acquisition costs of JBS shares.

For non-resident investors, the following rates will be applied:

(a) twenty-five (25%) percent), in the event that shareholder who is resident in a country or dependency with favorable taxation, under the terms of the laws and regulations and regulation of the Brazilian Federal Revenue Office in force; or

(b) In other cases in which item (a) above does not apply, according to the following rates, provided for in article 21 of Law No. 8,981/1995, as amended by Law No. 13,259/2016:

I. 15% (fifteen percent) on the portion of gains that does not exceed R$ 5,000,000.00 (five million reais);

II. 17.5% (seventeen whole and five tenths percent) on the portion of gains that exceed R$ 5,000,000.00 (five million reais) and does not exceed R$ 10,000,000.00 (ten million reais);

III. 20% (twenty percent) on the portion of gains that exceed R$ 10,000,000.00 (ten million reais) and does not exceed R$ 30,000,000.00 (thirty million reais); and

IV. 22.5% (twenty-two integers and five tenths percent) on the portion of gains that exceeds R$ 30,000,000.00 (thirty million reais).

In order to make feasible the calculation of any capital gain, JBS Shareholders who are not resident in Brazil must complete and deliver electronically to JBS Participações, directly or through their custody, safekeeping agents, the spreadsheet contained in Exhibit I to this material fact, containing information never plural about the acquisition cost of the JBS shares they hold, as well as their tax residence. The spreadsheet contained in Exhibit I to this material fact must be completed and sent by the shareholder by e-mail to the following address: ri_ir@jbs.com.br. Such information never plural must be forwarded, preferably, until June 06, 2025, and must eventually be updated by June 11, 2025. In addition to the spreadsheet, non-resident shareholders must present an appropriate and suitable documentation to prove such costs (e.g., brokerage notes and exchange contracts) and an suggestion of how they intend to accomplish the payment of such taxes, when applicable.

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JBS Participações will use the information provided to it in the format above to calculate the capital gain, and JBS Shareholders will be responsible for the validity of such information.

JBS Participações, pursuant to the provisions of the laws and regulations and regulation of Brazilian Federal Revenue Office, may: (i) consider equal to zero the acquisition cost for non-resident JBS Shareholders who do not submit the value of the acquisition cost of the shares issued by JBS within the terms indicated above; (ii) apply the 25% rate on the gains of JBS Shareholders not resident in Brazil who, within the same terms, fail to inform their country or dependence of residence or tax domicile; and, if the investor does not provide such information and/or the funds for payment of any taxes, (iii) withhold the Cash Dividend to meet estimated or applicable taxes. Neither JBS nor JBS Participações shall be liable, under any circumstances, to JBS Shareholders not resident in Brazil, for any subsequent adjustment and/or refund of the amount paid, paid-in excess of the abovementioned.

4.3. Access to Information and Documents

JBS S.A. will keep its shareholders and the market informed of the Dual Listing, under the terms of the applicable regulation.

Additional information may be obtained from the Investor Relations Department of JBS S.A., by the e-mail ri@jbs.com.br, telephone +55 (11) 3144-4146, at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º Andar, CEP 05118-100, São Paulo—SP or on the website of JBS S.A. (https://ri.jbs.com.br/).

V. CASH DIVIDEND

The Dividends will be imputed to the minimum mandatory dividends for the fiscal year ending on December 31, 2025. The Dividends will be paid acknowledged and agreed of the existing shareholding positions at the close of the B3 trading session on May 23, 2025 (base date) and JBS shares will be traded ex-dividends as of May 26, 2025 (inclusive).

There will be no correction or monetary restatement or incidence of interest on the amount of the Dividends between the date of the declaration of the Dividends and the date of their actual payment.

The payment of the Cash Dividend will be made in national currency through bank credit and will be made at the banking domicile provided by the shareholder to Banco Bradesco S.A., the depositary institution of JBS’s book-entry shares. For shareholders whose registration does not contain the enrollment of the Individual Taxpayer Register/CNPJ number or the suggestion of “Bank/Branch/Current Account”, the Cash Dividend will only be credited after the act or fact of bringing up to date and within the terms determined by Banco Bradesco S.A. Shareholders whose shares are deposited in institutions that provide securities custody services will have their Cash Dividend credited in accordance with the procedures adopted by the depository institutions.

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As a rule, the receipt of the Cash Dividend will be exempt from Income Tax, as pursuant to Article 10 of Law No. 9,249, of 1995.

No Offer or Solicitation

This Material Fact is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to purchase or sell any securities or a solicitation of any vote or approval, nor will there be any sale of securities in any jurisdiction in which such an offer, solicitation or sale would be illegal in the absence of registration or qualification under the securities laws of such jurisdiction.

São Paulo, May 23, 2025.

Guilherme Perboyre Cavalcanti

Investor Relations Officer

Statements contained in this Material Fact (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements. These forward-looking statements may, among other things, include statements about the proposed transactions involving JBS N.V. and JBS S.A.; beliefs related to the creation of value as a result of the proposed transaction involving JBS N.V. and JBS S.A.; the intended schedule for completion of the operation; benefits and synergies of the operation; and any other statements relating to future convictions, expectations, plans, intentions, financial or performance condition of JBS N.V. and JBS S.A. In some cases, terms such as “estimate”, “project”, “forecast”, “plan”, “believe”, “may”, “expect”, “anticipate”, “intend”, “planned”, “potential”, “could”, “will” and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on the expectations and convictions of JBS N.V. and of JBS S.A. on future events and involve risks and uncertainties that may cause the actual results to materially differ from the present ones.

ADDITIONAL INFORMATION FOR US INVESTORS: This document is being released in connection with the proposed corporate restructuring and dual listing pursuant to which JBS N.V. will be the ultimate holding company of JBS S.A. and its subsidiaries (collectively, the “JBS Group”), JBS N.V.’s Class A common shares will be listed and trade on the New York Stock Exchange and Brazilian Depositary Receipts representing JBS N.V.’s Class A common shares will be listed and trade on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (collectively, the “Proposed Transaction”). In connection with the Proposed Transaction, JBS B.V. (to be renamed “JBS N.V.” upon its conversion into a public limited liability company (naamloze vennootschap) under Dutch law, at a future date) has filed a registration statement on Form F-4 (“Form F-4”) containing a prospectus with the Securities and Exchange Commission (the “SEC”). The Form F-4 has been declared effective by the SEC. Additionally, JBS B.V. (or JBS N.V., as the case may be) may file other relevant materials in connection with the Proposed Transaction with the SEC. Security holders of JBS S.A. are urged to read the Form F-4 and the prospectus regarding the Proposed Transaction and any other relevant materials carefully and in their entirety as they become available because they contain important information about the Proposed Transaction and related matters. Security holders of JBS S.A. and investors may obtain a copy of the prospectus, the filings with the SEC that are incorporated by reference into the prospectus as well as other filings containing information about the Proposed Transaction free of charge at the SEC’s website (www.sec.gov) or JBS S.A.’s website (https://ri.jbs.com.br/en/) or by contacting JBS S.A.’s Investor Relations department.

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Exhibit I – Worksheet for Non-Resident Investors

NAME	COUNTRY OF RESIDENCE	CLASSIFICATION UNDER THE TERMS OF RES. JOINT N° 13/24	NUMBER OF SHARES	AVERAGE ACQUISITION COST PER SHARE ¹ (IN REAIS)

¹

In the event of a capital gain resulting from the Merger of Shares, indicate the format in which the funds necessary for the payment of taxes may be made available by JBS Participações on behalf of the shareholder.

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